IR Event regarding hanaTV

1. Date : July 24, 2006

Time : 16:00~17:30 (Korean time)

2. Venue : Orchid Room (2n floor), the Westin Chosun Seoul

87, Sogong-dong, Jung-gu, Seoul, Korea

3. Participants : Institutional investors and analysts in and out of Korea

4.	Purpose : Presentation of TV-Portal business strategy and demonstration of hanaTV service (brand name of hanarotelecom’s TV-Portal business)

5.	Method : Business strategy presentation and Q&A

6.	hanarotelecom incorporated decided on July 13, 2006 to hold this event.